Exhibit (a)(16)

For Immediate Release

Contacts:

Investors:	Media:
Jean Suzuki	Brunswick Group
Investor Relations	Steve Lipin/Cindy Leggett-Flynn
(650) 454-2648	(212) 333-3810
jean.suzuki@facetbiotech.com

MacKenzie Partners

Dan Burch/Larry Dennedy

(800) 322-2885

FACET BIOTECH’S BOARD OF DIRECTORS UNANIMOUSLY REJECTS BIOGEN IDEC’S REVISED, UNSOLICITED TENDER OFFER AS INADEQUATE

—  Recommends Facet stockholders NOT tender shares at $17.50 per share  —

—  Facet to provide Biogen Idec opportunity to perform due diligence to determine whether Biogen Idec will materially increase its offer  —

Redwood City, Calif., December 10, 2009 — Facet Biotech Corporation (Nasdaq: FACT) announced today that its board of directors has unanimously recommended that its stockholders not tender their shares into, and reject the unsolicited, revised, conditional tender offer from Biogen Idec Inc. (Nasdaq: BIIB) to acquire all of the outstanding shares of Facet Biotech common stock for $17.50 per share in cash. The board, with the assistance of its financial and legal advisors, determined that the revised offer is inadequate and not in the best interests of Facet Biotech’s stockholders.

“We analyzed the unsolicited, revised tender offer of Biogen Idec and determined that $17.50 per share does not reflect the value of our company and its prospects. We believe Biogen Idec is materially undervaluing our assets while overstating our liabilities, and their offer demonstrates an incomplete understanding of our pipeline and technologies,” said Facet Biotech president and chief executive officer Faheem Hasnain. “To enable Biogen Idec to determine whether it will materially increase its offer to reflect the true value of our company and prospects, our board has decided to provide Biogen Idec the opportunity to engage in due diligence discussions with Facet.”

Mr. Hasnain continued: “Since Biogen Idec’s initial offer, we have enabled certain parties who have expressed interest in the company and its assets to enter into confidentiality agreements and conduct due diligence.  We are now allowing Biogen Idec to join other third parties in doing so. We also are requesting that our financial advisor, Centerview Partners, solicit additional third parties that may have an interest in a transaction that the Board would find in our stockholders’ best interests. At the same time, we remain committed to continuing to execute on our strategic plan, and are confident in our company’s ability to provide meaningful growth and value to our stockholders as we look forward to several potential milestones and value inflection points in the near term.”

Centerview Partners is serving as financial advisor and Simpson Thacher & Bartlett LLP is serving as legal advisor to Facet Biotech.

Stockholders with questions about the board’s recommendation or how to withdraw any tender of their shares may call MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect), or by email to facet@mackenziepartners.com.

The basis for the board’s recommendation is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Facet Biotech today with the Securities and Exchange Commission (SEC), and included in a letter to stockholders. The full text of Facet Biotech’s letter to its stockholders appears below.

December 10, 2009

Dear Fellow Stockholders:

Your Board of Directors, after review and consideration of Biogen Idec’s revised tender offer with its financial and legal advisors, has unanimously recommended that stockholders reject Biogen Idec’s revised, unsolicited $17.50 per share offer to buy all of the outstanding shares of common stock of Facet Biotech (the Company).

Your Board has determined the $17.50 per share offer to be inadequate, and believes that Biogen Idec is materially undervaluing the assets of Facet Biotech while overstating certain liabilities, and their offer demonstrates an incomplete understanding of Facet Biotech’s pipeline and technologies. As a result of this belief, and in light of the movement shown by Biogen Idec in its current offer, the Company has decided to offer Biogen Idec the opportunity to engage in due diligence discussions with the Company to determine whether Biogen Idec will materially increase its offer. This due diligence review would be subject to Biogen Idec appropriately addressing the Company’s confidentiality concerns. Facet Biotech would provide this opportunity to Biogen Idec regardless of whether Biogen Idec further extends the offer or chooses to permit it to expire, and the Company does not intend to require that its confidentiality agreement with Biogen Idec contractually block the offer.

Since Biogen Idec’s initial offer, Facet Biotech has received inquiries from third parties other than Biogen Idec who have expressed an interest in considering transactions involving all or a portion of the Company’s shares or assets. The Company has entered into confidentiality agreements and made non-public information regarding Facet Biotech available to certain parties to enable them to conduct due diligence and have discussions with the Company, and the Company expects to continue to do so. In addition, and in light of the revised offer from Biogen Idec, the Company has asked its financial advisor, Centerview Partners, to solicit additional third parties to determine if any such parties have an interest in a transaction that the Board would determine to be in the best interests of Facet Biotech’s stockholders. No assurance can be given that this will result in any transaction that will be determined by your Board to be in the best interests of the Company’s stockholders or with respect to the price that may be obtained in any such transaction.

In making its recommendation to reject the revised offer from Biogen Idec, your Board considered a number of factors including those analyzed in conjunction with its rejection of Biogen Idec’s original offer, and noted, among other reasons, its belief that:

•                  The revised offer provides insufficient value to our pipeline products, specifically daclizumab, elotuzumab, volociximab, TRU-016, PDL192 and PDL241, and our protein engineering technologies, particularly in light of the promising scientific data we recently presented.

•                  The revised offer continues to be funded in large part by Facet Biotech’s cash, marketable and investment securities and restricted cash.

•                  The revised offer does not appropriately reflect the significant potential synergy value of a combination.

•                  Facet Biotech’s strong balance sheet continues to provide the resources to support development activities with the potential to create meaningful growth and value for stockholders through important potential milestones and value inflection points through 2012.

•                  The Company is currently in ongoing discussions regarding potential subleases of its excess real estate capacity and is optimistic that a significant reduction of these obligations can be achieved through one or more subleases over time.

•                  The revised offer is inadequate from a financial point of view to the Company’s stockholders.  The Board considered the fact that Centerview Partners delivered an oral opinion, subsequently confirmed in writing, that, as of December 9, 2009, and subject to certain factors and assumptions, the revised offer of $17.50 per share was inadequate to Facet Biotech stockholders from a financial point of view. Please see the full text of Centerview Partners’ written opinion, which is included as Annex A-1 in the Schedule 14D-9.

A complete discussion of these and the other significant factors contributing to your Board of Directors’ recommendation is included in the Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

Your Board and management team take their fiduciary responsibilities to you, our stockholders, extremely seriously. We are committed to creating value for all of our stockholders and remain open to appropriate opportunities that will achieve this result, including alternative transaction structures that would provide full and fair value for our stockholders reflecting the upside potential of the Company’s pipeline and technologies.

In the meantime, your management team continues to execute on its strategic plan, and we are confident in Facet Biotech’s ability to provide meaningful growth and value to our stockholders regardless of whether any transaction occurs.

We greatly appreciate your continued support.

Sincerely,

/s/ Brad Goodwin
Chairperson of the Board
Facet Biotech

/s/ Faheem Hasnain
President and Chief Executive Officer
Facet Biotech

About Facet Biotech

Facet Biotech is a biotechnology company dedicated to advancing its pipeline of five clinical-stage products, leveraging its research and development capabilities to identify and develop new oncology drugs and applying its proprietary next-generation protein engineering technologies to potentially improve the clinical performance of protein therapeutics.

NOTE: Facet Biotech and the Facet Biotech logo are considered trademarks of Facet Biotech Corporation.

Forward-looking Statements

This press release contains forward-looking statements of Facet Biotech that are not historical facts.  These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.  Each of these forward-looking statements involves risks and uncertainties.  Actual results may differ materially from those, express or implied, in these forward-looking statements.  Various factors may cause differences between current expectations and actual results, including risks and uncertainties associated with Biogen Idec’s revised tender offer.  Other factors that may cause Facet Biotech’s actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in Facet Biotech’s filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” sections of the Company’s periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of Facet Biotech’s filings with the SEC may be obtained at the “Investors” section of Facet Biotech’s website at www.facetbiotech.com. Facet Biotech’s expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Facet Biotech’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.